UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934

EASTBRIDGE INVESTMENT GROUP CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	0-52282	86-1032927
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

530 University Avenue, #17 Palo Alto, California	94301
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 566-5064

EastBridge Investment Group Corporation
(d.b.a. “Cellular Biomedicine Group”)

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934

This Information Statement is being mailed on or about February 22, 2013 to holders of record of shares of common stock, par value $0.001 per share (the “Common Stock”) of EastBridge Investment Group Corporation, a Delaware corporation, doing business as “Cellular Biomedicine Group” (referred to as the “Parent,” the “Company,” “we,” “us,” or “our”), at the close of business on February 19, 2013 (the “Record Date”) pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

BACKGROUND

On November 13, 2012, the Company, CBMG Acquisition Limited, a British Virgin Islands company and the Company’s wholly-owned subsidiary (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cellular Biomedicine Group Ltd., a British Virgin Islands company (“CBMG”). The Merger Agreement stipulated that Merger Sub would be merged with and into CBMG with CBMG remaining as the surviving entity (the “Merger”) and that following the Merger, CBMG would become a wholly-owned subsidiary of Parent.

On February 6, 2012, the parties executed all documents and filed the Plan of Merger with the registrar of the British Virgin Islands.  Upon consummation of the Merger, CBMG shareholders were issued 3,638,932 shares of common stock, par value $0.001 per share, of Parent (the “Parent Common Stock”) constituting approximately 70% of the outstanding stock of Parent on a fully-diluted basis and the current Parent shareholders will retain 30% of the Company on a fully-diluted basis.  Specifically, each of CBMG’s ordinary shares (“CBMG Ordinary Shares”) were converted into the right to receive 0.020019 share of Parent Common Stock.

Prior to the consummation of the Merger, our Board of Directors consisted of Mr. Keith Wong and Mr. Norm Klein.  In connection with the Merger, on the closing date the Board of Directors appointed Wen Tao (Steve) Liu, Wei (William) Cao and Tony Liu as directors of the Company.  Upon taking office, these three individuals plus Mr. Wong and Mr. Klein will constitute the entire Board of Directors.  Appointments of the three new directors will become effective upon the expiration of the ten-day period beginning on the date of the filing of this Information Statement with the Securities Exchange Commission (the “SEC”) pursuant to Rule 14f-1 promulgated under the Exchange Act.

The description of the Merger does not purport to be complete and is qualified in its entirety by the terms of the Merger Agreement, which is filed as an exhibit to our Current Report on Form 8-K filed with the SEC on November 20, 2012, together with the amendments included with Form 8-Ks filed on January 22, 2013, February 4, 2013 and February 12, 2013.

Reincorporation and Reverse Stock Split

Effective January 18, 2012, the Company completed a reincorporation from the State of Arizona to the State of Delaware (the “Reincorporation”) by filing a certificate of conversion and a certificate of incorporation with the Secretary of State of the State of Delaware on January 18, 2013.  In connection with the Reincorporation, effective January 31, 2013, the Company elected to exchange its shares of common stock.  The shares were exchanged such that stockholders received one (1) share of the Company’s Delaware’s common stock, par value $0.001 per share, for every one hundred (100) shares of the Company’s Arizona common stock, no par value.  This exchange had the same effect as a 1-for-100 reverse stock split.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES OF THE COMPANY

As of February 19, 2013, there were 5,341,876 shares of Parent Common Stock issued and outstanding.  Each share of Common Stock entitles the holder to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Pre-Merger

The following table lists ownership of Parent Common Stock as of January 23, 2012. The information includes beneficial ownership by (i) holders of more than 5% of Parent Common Stock, (ii) each of our directors and executive officers and (iii) all of our directors and executive officers as a group. Except as noted below, to our knowledge, each person named in the table has sole voting and investment power with respect to all shares of Parent Common Stock beneficially owned by them. As of January 25, 2013, the Company had 158,692,041 shares of Parent Common Stock and no shares of preferred stock outstanding.  Except as otherwise indicated below, the address for each listed beneficial owner is c/o EastBridge Investment Group Corporation, 8040 E. Morgan Trail, Unit 18, Scottsdale, Arizona 85258.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Named Executive Officers

Keith Wong President and Chief Executive Officer	46,272,000	29.2%

Norm Klein Chief Financial Officer	11,956,196	7.5%

All Officers and Directors as a Group (2 persons)	58,228,196	36.7%

Post-Merger

The following table lists ownership of Parent Common Stock as of February 19, 2013 after the closing of the Merger. The information includes beneficial ownership by (i) holders of more than 5% of Parent Common Stock, (ii) each of our directors and executive officers and (iii) all of our directors and executive officers as a group. Except as noted below, to our knowledge, each person named in the table has sole voting and investment power with respect to all shares of Parent Common Stock beneficially owned by them.  As of February 19, 2013, the Company had 5,341,876 shares of Parent Common Stock and no shares of preferred stock outstanding.  Except as otherwise indicated below, the address for each listed beneficial owner is c/o EastBridge Investment Group Corporation, 530 University Avenue, #17, Palo Alto, California 94301.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned		Percent of Class

Named Executive Officers and Directors
Wen Tao (Steve) Liu Chief Executive Officer and Chairman of the Board	120,115		2.25%

Wei (William) Cao President, Chief Operating Officer and Director	122,518		2.29%

Andrew Chan Chief Financial Officer and Secretary	124,535		2.33%

Tony Liu Director	--		--

Keith Wong (1) Director	492,720	(2)	9.22%

Norm Klein (1) Director	136,153	(2)	2.55%

All Officers and Directors as a Group (6 persons)	996,041		18.65%

5% or more Stockholders

Global Health Investment Holdings Ltd.	2,402,299		45.32%

Keith Wong (1)	492,720	(2)	9.22

(1)	The address for this beneficial owner is 8040 E. Morgan Trail, Unit 18, Scottsdale, Arizona 85258.
(2)
Reflects a reincorporation of the Parent from Arizona to Delaware, in which each 100 shares of common stock of the Arizona corporation outstanding was exchanged for one share of Parent Common Stock, with the same effect as a 1:100 reverse stock split, which became effective on January 31, 2013.

CHANGE OF CONTROL

As described more fully under the caption “Background,” as a result of the Merger, a change in control of the Company occurred.  More specifically, upon consummation of the Merger on February 6, 2013 the former CBMG shareholders were issued shares of Parent Common Stock constituting a majority of the outstanding stock of Parent.

In connection with the change in control, Wen Tao (Steve) Liu, Wei (William) Cao and Tony Liu were appointed as directors of the Company upon the closing of the Merger.  Mr. Wong and Mr. Klein, along with these three individuals will comprise the entire Board of Directors (a total of five members) as of the closing date of the Merger.

Other than the transactions and agreements disclosed in the Current Report on Form 8-K filed with the SEC on November 20, 2012, the Company knows of no arrangements resulting in a change in control of the Company. Except as set forth in this Information Statement, no officer, director, promoter, or affiliate of the Company has, or proposes to have, any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

No action is required by the stockholders in connection with this Information Statement.

However, Section 14(f) of the Exchange Act of 1934, as amended, and Rule 14f-l promulgated thereunder require the mailing to stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of  directors occurs (otherwise than at a meeting of stockholders).  Accordingly, the change in a majority of directors will not occur until at least 10 days following the filing and mailing of this Information Statement.

 DIRECTORS AND EXECUTIVE OFFICERS

Pre-Merger Directors

The following table sets forth information regarding our directors as of December 31, 2012, prior to the closing of the Merger.

Name	Age	Position
Norman Klein	62	Director
Keith Wong	57	Director

Post Merger Directors

The following table sets forth information regarding our directors after the closing of the Merger, whose appointment will become effective upon the Company’s compliance with the provisions of Section 14(f) of the Securities Act and Rule 14(f)-1 thereunder:

Name	Age	Position
Wen Tao (Steve) Liu	56	Chairman of the Board
Wei (William) Cao	54	Director
Tony Liu	48	Director
Norman Klein	62	Director
Keith Wong	57	Director

Pre-Merger Officers

The following table sets forth information regarding our executive officers as of December 31, 2012, prior to the closing of the Merger.

Name	Age	Position
Norman Klein	62	President and Chief Executive Officer
Keith Wong	57	Chief Financial Officer, Chief Operating Officer and Investment Relations Officer

Departure of Executive Officers

In connection with the closing of the Merger, on February 6, 2013, as agreed Keith Wong resigned as President and Chief Executive Officer of Parent and Norman Klein resigned as Chief Financial Officer, Chief Operating Officer and Investment Relations Officer of Parent. Mr. Wong and Mr. Klein will continue to serve as directors of Parent. In connection with Mr. Wong and Mr. Klein’s resignations as officers of the Company, their employment agreements with the Company were terminated at the Parent level.

Current Executive Officers

The following table sets forth information regarding our current executive officers upon closing of the Merger on February 6, 2013:

Name	Age	Position
Wen Tao (Steve) Liu	56	Chairman of the Board and Chief Executive Officer
Wei (William) Cao	54	President, Chief Operating Officer
Andrew Chan	55	Chief Financial Officer and Secretary

Background

The following is a brief summary of the background of each director, director nominee and executive officer of the Company:

Wen Tao (Steve) Liu – Chairman of the Board and Chief Executive Officer

Dr. Liu has served as CEO of Cellular Biomedicine Group Inc. since March 2012. Dr. Liu has 29 years of professional career experience in bringing new products from inception to mass market, encompassing the biomedical, clean energy and semiconductors industries. Dr. Liu has led large organizations as well as entrepreneurial companies with a proven track record of delivering shareholder value. He is experienced in multi-cultural business environments and has gained respect and trust from customers, colleagues and industry leaders. Dr. Liu served as President and CEO of Seeo Inc. from July 2010 to Feb 2012, where he led a team of scientists and entrepreneurs for the commercialization of solid state lithium ion battery for electric vehicles and smart grid applications. Under his leadership, Seeo received multiple funding from Department of Energy and venture capital firms. Seeo was elected to Global Cleantech 100 and top Energy Technology Startups in 2011. Before that, Mr. Liu worked 25 years in semiconductor industry. From 2003 to 2009, he was President and CEO of Shanghai Huahong NEC Electronics Company, for which he received the White Magnolia Award from Shanghai Government for his contribution to international collaboration and economic development of the city. From 1989 to 2002, he was Vice President and GM of Peregrine Semiconductor, Vice President and GM of Integrated Device Technology, and Managing Director of Quality Semiconductor Australia. Mr. Liu served at Cypress Semiconductor in various engineering capacity from 1984 to 1989. Mr. Liu earned a Bachelor’s degree in Chemistry from Nanjing University, Nanjing China. He holds a Master and Doctorate in Chemistry from Rensselaer Polytechnic Institute, Troy New York. In considering Dr. Liu's eligibility to serve on the Board, the Board considered Mr. Liu’s prior experience as a leader and executive officer and his educational background.

Wei (William) Cao – President, Chief Operating Officer and Director

Since August 2010, Dr. Cao has served as President, COO and director of Cellular Biomedicine Group Ltd. From August 2006 until July 2010, Dr. Cao served as general manager and chairman of Affymetrix China, which is considered a leader in the genetic analysis industry. Dr. Cao has over 30 years of professional experience in scientific research, products development and startups. He received the nationally recognized White Magnolia Award from Shanghai City for his contribution to international collaboration and economic development of the city. He served as Technical Manager for Bayer Diagnostics Asia Pacific region (now Siemens), General Manager of GenoMultix Ltd. and President of Wuxi New District Hospital. Dr. Cao has extensive research experience in the immune-pharmacology field at Harvard Medical School and Stanford University Medical Center. He has been invited as a Guest Scientist by the Department of Histology and Embryology of Fudan University Medical College, Shanghai China. Dr. Cao holds a Bachelor’s degree in Medicine from Fudan University Medical College, Shanghai China, and PhD degree in Pharmacology from Medical College of Virginia, Richmond Virginia. He is the inventor named in 26 patents in the field of genetic analysis and stem cell technology, especially adipose derived stem cell preparation and its disease treatment applications. In considering Dr. Cao's eligibility to serve on the Board, the Board considered Dr. Cao’s scientific background and experience in the biotech industry.

Andrew Chan - Chief Financial Officer and Secretary

Mr. Chan has served as Chief Financial Officer of Cellular Biomedicine Group Ltd. since February 2011. From 2003 until 2011, Mr. Chan was with Jazz Semiconductor and held various management roles focusing on business operations, business and corporate development. Prior to 2003, Mr. Chan was Vice President of Business Operations and Supply Chain Management for Mindspeed Technologies. In 2000, Mr. Chan served as Vice President of Supply Chain Management at Conexant Systems. Previously, Mr. Chan’s focus was in aviation and aerospace services. He served in diverse technical and operations management roles at Eastern Airlines, Continental Express and at Allied Signal (now called Honeywell) as Sr. Director of Strategic Business Development. Mr. Chan earned a B.S. degree in Management from Embry Riddle Aeronautical University and an MBA with specialization in Computer System Management and Operations Research from Nova University. He also holds a Jurisprudence Doctorate (J.D.) degree from South Texas College of Law.

Tony Liu – Director

Since January 2013, Mr. Liu has served as the Corporate Vice President at Alibaba Group, handling Alibaba's oversea investment. Since joining Alibaba in 2009, Mr. Liu has severed in various positions including Corporate Vice President at B2B corporate investment, corporate finance, and General Manager for a global ecommerce platform. From July 2011 to December 2012, he served as CFO for HiChina, a subsidiary of Alibaba, an internet infrastructure service provider. Prior to joining Alibaba, Mr. Liu spent 19 years at Microsoft Corporation where he served a variety of finance leadership roles. He was the General Manager at Corporate Strategy looking after Microsoft China investment strategy and Microsoft corporate strategic planning process. Mr. Liu was a leader in Microsoft corporate finance organization during the 1990s as Corporate Accounting Director. He was recognized within Microsoft as driving an efficient worldwide finance consolidation, reporting, internal management accounting policy process and showcased Microsoft’s best practices to many fortune 500 companies in U.S. Mr. Liu earned a B.S. degree in Physics from Suzhou University, Suzhou, PRC and has completed MBA/MIS course work at Seattle Pacific University. Mr. Liu obtained his Washington State CPA certificate in 1992. In considering Mr. Liu's eligibility to serve on the Board, the Board considered Mr. Liu’s financial background and business experience in China.

Keith Wong –Director

Mr. Wong brings 23 years of experience in sales, business management, finance, manufacturing, Asian suppliers and Asian business networks. Since 2001, Mr. Wong has acted as the President and CEO of ATC Technology Group, which later became EastBridge Investment Group Corporation.  Mr. Wong holds a Bachelors and Masters degree in electrical engineering from Rutgers University and Northeastern University, respectively. Mr. Wong successfully completed several corporate finance courses for executives from Harvard University. Mr. Wong also holds two U.S. utility patents and one U.S. design patent.  In considering Mr. Wong's continued eligibility to serve on the Board, the Board considered his extensive experience in finance, marketing, sales and operational matters for public and early stage companies.

Norm Klein - Director

Mr. Klein has over twenty years of experience working in manufacturing and process control with major companies. Mr. Klein also brings his expertise in engineering, operational leadership, and business management to EastBridge.  Since 2001, Mr. Klein has acted as the CFO, COO, and IRO for ATC Technology Group, which later became known as EastBridge Investment Group Corporation.  In considering Mr. Klein's continued eligibility to serve on the Board, the Board considered his extensive experience as an executive at large corporations, skills in financial management, operations and human resources.

Mr. Wen Tao (Steve) Liu, Mr. Cao and Mr. Tony Liu’s’ election to the Board will be effective upon the Company’s compliance with the provisions of Section 14(f) of the Securities Act and Rule 14(f)-1 thereunder.

Board Classification and Authorized Number

The members of our Board serve until their successors are duly elected and qualified.  After the Reorganization, our bylaws provide that in lieu of electing the whole number of directors annually, the directors are divided into three classes, as nearly equal in number as is reasonably possible, with the term of office of Class I directors to expire at the first annual meeting of stockholders held following the adoption the bylaws, the term of office for Class II directors to expire at the second annual meeting of the stockholders held following the adoption of the bylaws and the term of office for Class III directors to expire at the third annual meeting of the stockholders following the adoption of the bylaws.  The authorized number of directors shall be not fewer than one nor more than nine directors.

Family Relationships

There are no family relationships between any of our directors, executive officer, or persons nominated or chosen to become a director or executive officer.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board and Committee Meetings

Our Board held no formal meetings during the 2012 fiscal year.  All proceedings of the Board were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors.  Such resolutions are, according to the corporate laws of the States of Delaware and Arizona, and our bylaws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.  The Board does not currently have a policy with regard to Board member attendance at annual shareholder meetings, and there was no annual shareholder meeting during the 2012 fiscal year.

In fiscal year 2012, our Board had not yet established an audit committee, compensation committee, or nominating committee.  The functions ordinarily handled by these committees are currently handled by our entire Board.  Our Board intends to review our governance structure and institute Board committees as necessary and advisable in the future to facilitate the management of our business.  On February 20, 2013, the Board authorized formation of an audit committee, compensation committee and nominating committee and will adopt charters for each of these respective committees in the near future.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board believes that, given the early stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our Board, and we do not have any specific process or procedure for evaluating such nominees. Our Board assesses all candidates, whether submitted by management or stockholders.  Stockholders may submit such recommendations in connection with annual stockholder meetings by following the instructions included in proxy statements delivered to shareholders for such meetings.

In fiscal year 2012, we had not yet determined a member on our Board of Directors that qualifies as an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K, and is "independent" as the term is used in accordance with the definitions and criteria applicable under NASDAQ rules. In addition, the Company's Board of Directors does not believe an audit committee financial expert was necessary for our last fiscal year due to the relative simplicity of the Company's financial transactions. On February 20, 2013, after the Board had evaluated information regarding the background and qualifications of incoming director Tony Liu, the Board determined that Mr. Liu meets the qualifications to serve as an “audit committee financial expert” as defined in Item 407(d)(5) and was also appointed as the Chairman of the Audit Committee.

In fiscal year 2012, we did not have a standing compensation committee given the early stages of our development.  We do not have formal processes or procedures for the consideration and determination of executive and director compensation.  Until we form a compensation committee, our executive officers may take part in determining the amount or form of executive and director compensation.

Stockholders who wish to communicate with our Board of Directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement, or find contact information on the Company’s website at www.cellbiomedgroup.com.

Director Independence

Our Board has considered information regarding Tony Liu’s background and relationships and determined that he is “independent” in accordance with the definitions and criteria applicable under the SEC rules.

The remaining members of our Board, Wen Tao (Steve) Liu, Wei (William) Cao, Norman Klein, and Keith Wong, are not independent directors.

Leadership Structure of the Board of Directors

After the change in control as a result of the Merger, Wen Tao (Steve) Liu became both our principal executive officer, as Chief Executive Officer and the Chairman of the Board.  Nothing in our bylaws or other organizational documents preclude he same person from simultaneously serving as the Chairman of the Board and as Chief Executive Officer.  After the change in our Board membership as described in this Information Statement, we will have Tony Liu as our lead independent director.  Out Board intends to evaluate, from time to time, as appropriate, whether the same individual should serve as Chairman of the Board and Chief Executive Officer, or whether these positions should be held by different individuals, based on what the Board considers to be the best interests of the Company and its stockholders.

Transactions with Related Persons

On February 6, 2013, Norman Klein entered into an employment agreement with EastBridge Investment Corp., a Delaware subsidiary created in connection the Merger (“EastBridge Sub”), pursuant to which EastBridge Sub shall pay Mr. Klein an annual base salary of $180,000 and Mr. Klein is eligible to participate in the Company’s Amended and Restated 2011 Stock Incentive Plan (the “Plan”).

On February 6, 2013, Keith Wong entered into an employment agreement with EastBridge Sub, pursuant to which EastBridge Sub shall pay Mr. Wong an annual base salary of $240,000 and Mr. Wong is eligible to participate in the Company’s Plan.

The Company reduced Mr. Wong’s and Mr. Klein’s accrued compensation by offsetting the unpaid accrued compensation by the cash payments to Mr. Wong of $0 and $14,039 and to Mr. Klein of $0 and $9,283, during the years ended December 31, 2011 and 2010, respectively.  As of December 31, 2011 and 2010, the accrued compensation liability to the officers were $841,929 and $421,929, respectively.  In 2011 and 2010 no payroll tax liability existed.

The Company received advances from Mr. Wong and Mr. Klein, its CEO and CFO, respectively, during the course of business at a rate of 4.5% interest which is the federal long term interest rate. As of December 31, 2011 and 2010, advances payable to the Company’s CEO were $30,188 and $6,600, respectively.  As of December 31, 2011 and 2010, advances payable to the Company’s CFO were $24,245 and $21,800, respectively.

The Company entered into an employment agreement with Keith Wong, the CEO, on June 1, 2005. Under the terms of the agreement the CEO receives compensation in the amount of $240,000 annually. The Company entered into an employment agreement with Norm Klein, its CFO, on June 1, 2005. Under the terms of its agreement the CFO received $84,000 in compensation annually from the inception of the agreement through January 1, 2007 at which compensation increased to $180,000.

In the second quarter of 2010, the Company issued 1,244,421 shares of common stock to its two officers. In total, 426,239 common shares were issued at $.13 for a cumulative value of $55,411 to Keith Wong, our CEO and 818,182 common shares were issued at $.13 for a cumulative value of $106,364 to the Norman Klein, our CFO.  The common shares were issued and accepted by the Company’s officers at the closing trading price on the date of issue and were applied against the accrued balance due to the two officers for a portion of unpaid salaries through the date of issuance.

In connection with the Company's entry into its loan restructure with Goldwater Bank, N.A. dated May 6, 2009, Mr. Wong and Mr. Klein each entered into a personal guaranty with the bank.  Mr. Wong and Mr. Klein have also personally guaranteed the Company's office lease.  No compensation was paid to Mr. Wong or Mr. Klein in connection with these guarantees.

Except as disclosed herein, there have been no transactions or proposed transactions in which the amount involved exceeds $120,000 for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of Parent Common Stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

The Company does not presently have a written policy for the review, approval or ratification of transactions with related persons.

Executive Compensation

The table below summarizes the compensation earned for services rendered to the Company in all capacities, for the fiscal years indicated, by its named executive officers.

Summary Compensation Table

				Stock	Option	Non-Equity Incentive Plan	Nonqualified Deferred Compensation	All Other
		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Keith Wong	2012	240,000	-	-	-	-	-	-	240,000	(1)
	2011	240,000	-	-	-	-	-		240,000	(1)
Norm Klein	2012	180,000	-	-	-	-	-	-	180,000	(1)
	2011	180,000	-	-	-	-	-	-	180,000	(1)

(1)  Keith Wong and Norm Klein entered into a Deferred Compensation Agreement with the Company dated February 5, 2013, which is attached as Exhibit 10.9 to our current report on form 8-K filed February 12, 2013.

Executive Employment Agreements

At the closing of the Merger, the Company entered into executive employment agreements with each of Wen Tao (Steve) Liu, Wei (William) Cao and Andrew Chan (the “New Officers”) dated February 6, 2013 (each an “Employment Agreement,” collectively, the “Employment Agreements”). Pursuant to their Employment Agreements, the New Officers will receive an annual base salary of $150,000. The New Officers are also eligible to participate in the Company’s Amended and Restated 2011 Incentive Stock Option Plan (the “Plan”) and receive an option grant thereunder for the purchase of common stock of the Company at the discretion of the board of directors of the Company (the “Board”). The term of the New Officers’ employment agreements are effective as of February 6, 2013 and shall continue for three years thereafter. After the three year term, if the New Officers continue to be employed, they will be employed on an at-will basis and their agreements shall automatically renew for successive one year terms, until and unless their employment is terminated.

If during the initial three year period following February 6, 2013, the New Officers are terminated for any reason other than death, disability, Cause (as defined in their Employment Agreements) or for no good reason, the Company shall be obligated to: (i) pay a severance amount equal to one times the New Officer’s base salary; (ii) accelerate and vest in full the New Officer’s stock options; (iii) subject to the New Officer’s election to receive COBRA, pay for the executive’s COBRA premiums during the twelve month period commencing with continuation coverage for the month in which the date of termination occurs.

If the New Officer’s employment with the Company is not assumed and the New Officer’s employment is terminated by the Company, upon or within two years following the date of a Change in Control (as defined in the Employment Agreement), the Company will (i) pay the New Officer a severance amount equal to two times the New Officer’s base salary; (ii) accelerate and vest the New Officer’s stock options effective immediately upon the date of termination within the two year period following the occurrence of a Change in Control; and (iii) subject to the New Officer’s election to receive COBRA, pay for the New Officer’s COBRA premiums during the twelve month period commencing with continuation coverage for the month in which the date of termination occurs.

A copy of the Executive Employment Agreements were filed as Exhibits 10.2, 10.3 and 10.4 to our current report on Form 8-K filed February 12, 2013.

Termination of Employment Agreements with Norman Klein and Keith Wong

Effective as of February 6, 2013, Norman Klein and Keith Wong’s employment agreements with Parent were terminated.

EastBridge Sub Employment Agreements with Norman Klein and Keith Wong

On February 6, 2013, EastBridge Investment Corp. (“EastBridge Sub”), a wholly-owned subsidiary of the Company, entered into employment agreements with Norman Klein and Keith Wong (each a “Subsidiary Employment Agreement,” collectively, the “Subsidiary Employment Agreements”).

Pursuant to Mr. Wong’s Subsidiary Employment Agreement with EastBridge Sub, Mr. Wong is entitled to an annual base salary of $240,000. Mr. Wong shall is also eligible to participate in the Company’s Plan and receive an option grant to purchase 30,000 shares of the Company’s common stock with an exercise price equal to the volume weighted average or the price per share of the Company common stock as quoted on the OTCQB for the three trading days preceding February 6, 2013.

The option grant shall vest over a two year period at a rate of 1,250 shares per month and shall be controlled by the terms and conditions set forth in a Notice of Grant and Stock Option Agreement approved by the board of directors of the Company or compensation committee thereof. A copy of Keith Wong’s Subsidiary Employment Agreement was attached as Exhibit 10.10 to our current report on Form 8-K filed February 12, 2013.

Pursuant to Mr. Klein’s Subsidiary Employment Agreement with EastBridge Sub, Mr. Klein is entitled to an annual base salary of $180,000. Mr. Klein shall is also eligible to participate in the Company’s Plan and receive an option grant to purchase 30,000 shares of the Company’s common stock with an exercise price equal to the volume weighted average or the price per share of the Company common stock as quoted on the OTCQB for the three trading days preceding February 6, 2013. The option grant shall vest over a two year period at a rate of 1,250 shares per month and shall be controlled by the terms and conditions set forth in a Notice of Grant and Stock Option Agreement approved by the board of directors of the Company or compensation committee thereof. A copy of Norman Klein’s Subsidiary Employment Agreement was attached as Exhibit 10.11 to our current report on Form 8-K filed February 12, 2013.

The Subsidiary Employment Agreements are effective as of February 6, 2013 and shall continue for three years thereafter unless earlier terminated. After the three year term, Mr. Wong and Mr. Klein shall continue to be employed on an at-will basis and their employment agreements automatically renew for successive one year terms until terminated.

If during the initial three year period following February 6, 2013, Mr. Klein or Mr. Wong are terminated for any reason other than death, disability, Cause (as defined in their employment agreements) or for no good reason, EastBridge Sub shall be obligated to: (i) pay a severance amount equal to two times the executive’s base salary; (ii) accelerate and vest in full the executive’s stock options; (iii) subject to the executive’s election to receive COBRA, pay for the executive’s COBRA premiums during the twelve month period commencing with continuation coverage for the month in which the date of termination occurs.

If Keith Wong or Norman Klein’s employment with EastBridge Sub is not assumed and the their employment is terminated by EastBridge Sub, upon or within two years following the date of a Change in Control (as defined in the Subsidiary Employment Agreements), EastBridge Sub will (i) pay the executive a severance amount equal to two times the executive’s base salary; (ii) accelerate and vest the executive’s stock options effective immediately upon the date of termination within the two year period following the occurrence of a Change in Control; and (iii) subject to the executive’s election to receive COBRA, pay for the New Officer’s COBRA premiums during the twelve month period commencing with continuation coverage for the month in which the date of termination occurs.

Compensation of Directors

Prior to the Merger, the Company compensated directors through options to purchase common stock as consideration for their joining our Board and/or providing continued services as a director. Directors were not provided with cash compensation, although the Company would reimburse their expenses.

After the Merger, the Company determined that the annual cash compensation (prorated daily) to be paid to each director shall consist of $30,000 for each independent director and $20,000 for each non-independent director.  In addition, each independent director of the Board is eligible to receive a non-qualified option grant under the Company’s Amended and Restated 2011 Incentive Stock Option Plan, under which such director’s initial option grant shall be for a number of shares of common stock as set forth in the Independent Director Agreement for each such director and shall include such other terms, to be determined by the Board and or its Compensation Committee.

Non-Executive Director Agreement – Tony Liu

The Company entered into an agreement with independent non-executive director Mr. Tony Liu, under which he will be paid $30,000 per year (prorated daily based on a 360 day year for any portion of the year if he serves for less than a full term) for his services as a director. Mr. Liu is also eligible to receive a non-qualified option grant under the Plan which shall constitute up to 0.1% of the total outstanding number of shares of the Company and includes other terms to be determined by the Board and or/its Compensation Committee as the Board may determine.

2012 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Keith Wong	-	-	-	-	-	-	-
Norm Klein	-	-	-	-	-	-	-

Risk Management in Compensation Policies and Procedures

Prior to the Merger, due to our lack of cash flows, we have historically compensated our officers in stock rather than paying a cash salary.   As the Company's value is largely based on the value of the equity it receives from its clients, paying the officers using stock may incentivize them to take additional risks in an attempt to increase the value of the stock.

Legal Proceedings

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, did not hold any previous position with the Company nor has any of them been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers, directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership, and annual reports concerning their ownership of our common stock and other equity securities on Forms 3, 4, and 5, respectively. Executive officers, directors, and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file. Based on a review of the copies of such forms received by us, and to the best of our knowledge, the Company believes that Keith Wong and Norman Klein may have inadvertently not timely filed Form 4s during the fiscal year ended December 31, 2012.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant caused this information statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EASTBRIDGE INVESTMENT GROUP CORPORATION

Dated: February 21, 2013	By:	/s/ Wen Tao (Steve) Liu
Name: Wen Tao (Steve) Liu
Title: Chief Executive Officer